EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62–103

1.	Name and address of the offeror:

Alignvest Management Corporation
100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, M5X 1C7

2.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances:

Concurrent with the exercise in full of the over-allotment option (“Over-Allotment Option”) granted by Alignvest Acquisition Corporation (“Alignvest Acquisition”) to the underwriters in connection with Alignvest Acquisition’s initial public offering of its Class A restricted voting units (“Class A Restricted Voting Units”) (“Offering”), Alignvest Management Corporation (“Alignvest”) purchased 73,830 Class B units of Alignvest Acquisition (“Class B Units”) for a purchase price of $10.00 per Class B Unit, resulting in aggregate proceeds of $738,300 to Alignvest Acquisition.

Following the exercise of the Over-Allotment Option, Alignvest owns an aggregate of 5,863,679 Class B shares in the capital of Alignvest Acquisition (“Class B Shares”) and an additional 814,080 Class B Units purchased at $10.00 per Class B Unit (representing an approximate 19.93% of the total Class A restricted voting shares (“Class A Restricted Voting Shares”) and Class B Shares) and an approximate 87.5% interest in the Class B Units.

3.

Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:

Please see response to item 2.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control;

Please see response to item 2.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to this report took place.

The transactions referred to in item 2 above took place by way of a subscription pursuant to a public offering and not through the facilities of any stock exchange or any other marketplace.

5.1

The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a report:

$10.00 CAD per Class B Unit, with each Class B Unit comprised of one Class B Share and one-half of a share-purchase warrant in the capital of Alignvest Acquisition (“Warrant”).

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Alignvest’s position in Alignvest Acquisition was acquired for investment purposes. Alignvest is restricted from selling its Class B Units, Class B Shares and associated Warrants, as described in Alignvest Acquisition’s final prospectus filed in connection with the Offering (“Final Prospectus”). Alignvest may purchase and/or sell any Class A Restricted Voting Units, Class A Restricted Voting Shares and/or Warrants from time to time, subject to applicable law. Alignvest has entered into certain material agreements, all as described in the Final Prospectus.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

See Alignvest Acquisition’s press releases dated June 2, 2015 and July 7, 2015, as well as the Final Prospectus, which describes the agreements entered into by Alignvest.

8.	The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Please see response to item 5.1 above.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 in respect of the reporting issuer’s securities:

Not applicable.

11.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED this 7th day of July, 2015.